Phillip S. McGill

T:  +1 858 550 6193

pmcgill@cooley.com

December 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Edgar
Kathleen Collins

Re:	Viant Technology Inc.

Form 10-K for the Year Ended December 31, 2020

Filed March 23, 2021

Form 10-Q for the Quarterly Period Ended September 30, 2021

Filed November 10, 2021

File No. 001-40015

Dear Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated December 14, 2021, from the staff of the Securities and Exchange Commission regarding the above captioned filings of Viant Technology Inc. (the “Company”).

Pursuant to the Company’s discussion with Ms. Collins on December 17, 2021, the Company respectfully requests an extension to respond to the Comment Letter by no later than January 13, 2022.

Please direct any comments or questions to me at (858) 550-6193.

Sincerely /s/ Phillip S. McGill Phillip S. McGill Cooley LLP

cc:	Tim Vanderhook, Viant Technology Inc.

Lisa Harrington, Viant Technology Inc.

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909

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